PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE October 25, 2010

● Canadian Zinc reports progress on Prairie Creek Environmental Assessment ● 2,700 metres completed in Summer 2010 Exploration Drill Program

Vancouver, British Columbia, October 25, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to report on the progress on the ongoing Environmental Assessment of the proposed Prairie Creek zinc/lead/silver mine, and to provide an update on the 2010 Prairie Creek site activities and exploration program.

Prairie Creek Environmental Assessment Update

The proposed development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board (“Review Board”) (see June 2, 2010 press release).

Following submission and acceptance of Canadian Zinc’s Developer’s Assessment Report, the Environmental Assessment proceeded with the first round of Information Requests.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010. The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.  A series of Technical Meetings involving all interested parties were then held by the Review Board in the community of Dettah, near Yellowknife, over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.  Parties are asked to submit their focused Information Requests to the Review Board by October 29 and the Company has been asked to provide its responses to the Review Board by November 29, 2010.

All proceedings, transcripts, technical reports and detailed information on the ongoing Environmental Assessment of Canadian Zinc’s Prairie Creek Mine are available on the website of the Review Board at http://www.reviewboard.ca/registry/.

Prairie Creek Mine Site-- Operations Update

Activities at  the Prairie Creek mine site during the summer of 2010 included ongoing water treatment,  road building and repair, equipment refurbishment,  building up-keep, and general site care and maintenance.

Further repair work to the mine access road was completed, specifically adjacent to the Prairie and Funeral creeks. In addition a new eight kilometre long access road to the new drill pad at Casket Creek was constructed.

In August a perimeter land survey was completed on the Gate mineral claims, which cover 9,245 hectares located to the west of the Prairie Creek mine, to initiate the process of converting these mineral claims to mining leases.  The Gate Claims contain similar geology to that of the Prairie Creek mine and grassroots exploration developed new base metal targets some of which still remain underexplored. The proximity of these claims to the Prairie Creek Mine, and the similarities in geology, justify upgrading the mineral tenure of these claims to long term mining leases.

A recent program was undertaken to remove, by airlift, all PCB contaminated material that has been stored in a dedicated safe facility on site since 1982. This follows a similar program that removed all old cyanide from the site in 2008 (refer to August 21, 2008 press release). The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

New bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce further representative products, including mill process water.  The mill process water will be further analyzed and tested to determine the final water treatment scheme for the proposed mining operations. Additional site studies relating to hydraulic engineering, water storage pond facility and groundwater were completed, together with further engineering assessments along the road access route, including terrain, vegetation and creek crossing studies,  carried out by various consultants during 2010.

More than 136,000 litres of diesel fuel were hauled into the Prairie Creek site by DHC-5 Buffalo aircraft to support further operations and, in preparation for the diamond drill program, an airlift of a new drill rig to the site was carried out.

On-going community relations continued throughout the year, including meetings, events, and community sponsorship programs. Particular emphasis was placed on follow-up to the previously signed Memoranda of Understandings with local communities through advancing negotiations towards concluding Impact Benefits Agreements.

2,700 Meters Completed in Deep Hole Exploration Program

The 2010 diamond drill exploration program was designed to test for extensions of the inferred vein mineral resource to the north the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource.

Since the target geology was projected to occur at a depth beyond the reach of the Company’s existing drills a new higher capacity HTM2500 diamond drill rig was airlifted to the property.   A drilling pad was selected at a location next to Casket Creek, a new eight kilometre long access road was constructed and diamond drilling at Casket Creek commenced in early August.  To mid October 2010, 2,703 metres of drilling had been completed in three holes.

Drill hole PC-10-186 was successfully completed to a depth of 1,557 m. This hole intersected and confirmed the presence of the target Whittaker Formation, which hosts the majority of the defined mineral resource at the Prairie Creek mine, at a down hole depth of 1,500 m.  New stratigraphical information at depth in this hole enabled determination of a more precise target location of the potential vein hosting structure.

 A second wedged drill hole, PC-10-186W1, was redirected from the upper part of PC-10-186 and steered to the west toward the revised target location. Down hole technical problems were encountered after about 150 metres into the wedged hole, at an estimated depth of about 536 metres, forcing abandonment of this hole.

A third hole, PC-10-187, with a revised orientation, was collared at surface from the same drill pad and had reached a down hole depth of 652 metres when weather conditions  created difficulties and concerns related to the eight kilometer drill access road and it was decided to suspend drilling activities until next season.  The drill rig has been winterized and remains on location at the Casket Creek drill site.

The 2010 deep drilling exploration program has confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometers north of the Prairie Creek Mine portal, and the potential vein target, projected to lie at a down hole depth of about 1,500 metres, remains untested.  The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver. It is anticipated that the deep hole exploration program will continue in 2011 and hole PC-10-187 will be completed next year.

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc

Canadian Zinc’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. The proposed development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board.

The mineral resource at the Prairie Creek Property comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne.

Canadian Zinc also holds 628.6 million shares of Vatukoula Gold Mines plc, representing approximately 15% of VGM’s outstanding shares. Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji and which recovered 59,658 ounces of gold during its fiscal year ended August 31, 2010. For further information see: www.vatukoulagoldmines.com

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail:  invest@canadianzinc.com      Website:  www.canadianzinc.com